Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

We have one class of shares, and each holder of our shares is entitled to one vote per share. As the Alibaba Partnership’s director nomination rights are categorized as a weighted voting rights structure (the “WVR structure”) under the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange, we are deemed as a company with a WVR structure. Shareholders and prospective investors should be aware of the potential risks of investing in a company with a WVR structure. Our American depositary shares, each representing eight of our shares, are listed on the New York Stock Exchange in the United States under the symbol BABA.

This announcement is for information purpose only and does not constitute an invitation or offer to acquire, purchase or subscribe for any securities nor is it calculated to invite any such offer or invitation. In particular, this announcement does not constitute and is not an offer to sell or an invitation or a solicitation of any offer to buy or subscribe for any securities in Hong Kong, the United States of America or any other jurisdictions.

This announcement is not for release, publication or distribution, in whole or in part, in, into or from any jurisdiction where to do so would constitute a violation of the applicable laws or regulations of such jurisdiction.

Alibaba Group Holding Limited

阿里巴巴集團控股有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 9988 (HKD Counter) and 89988 (RMB Counter))

PROPOSED SPIN-OFF AND SEPARATE LISTING OF T-HEAD ON THE MAIN BOARD OF THE STOCK EXCHANGE OF HONG KONG LIMITED

Alibaba Group Holding Limited (“Alibaba”, “Alibaba Group” or the “Company”) announced that it has submitted a proposal in relation to the proposed spin-off and separate listing of T-Head (Shanghai) Technology Co., Ltd.* (平頭哥(上海)技術股份有限公司) (“T-Head”), a wholly-owned subsidiary of the Company (the “Proposed Spin-off”) to the Hong Kong Stock Exchange pursuant to PN15 of the Listing Rules.

The Company is pleased to announce that the Hong Kong Stock Exchange has confirmed that the Company may proceed with the Proposed Spin-off, and therefore, on September 11, 2026, T-Head, on a confidential basis, submitted a listing application form (Form A1) to the Hong Kong Stock Exchange to apply for the listing of, and permission to deal in, the T-Head H Shares on the Main Board of the Hong Kong Stock Exchange.

It is currently proposed that the Proposed Spin-off will be effected by way of the Global Offering of T-Head’s H Shares, comprising (i) a Hong Kong public offering of T-Head’s H Shares for subscription by the public in Hong Kong; and (ii) a placing of T-Head’s H Shares to institutional and professional investors. As at the date of this announcement, T-Head is a wholly-owned subsidiary of the Company and is a leading provider of full-stack data center chips which enable system-level compute solutions in China. Following completion of the Proposed Spin-off, it is expected that T-Head will remain as a subsidiary of the Company.

Details in respect of the Proposed Spin-off, including the size and structure of the Global Offering and the extent of the decrease in the Company’s shareholding percentage in T-Head, have not yet been finalized.

REASONS FOR AND BENEFITS OF THE PROPOSED SPIN-OFF

The Company considers that the Proposed Spin-off is commercially beneficial to the Company and T-Head and in the interests of the Shareholders as a whole, for the following reasons:

(a)	the Proposed Spin-off should enable investors to better assess and value Alibaba’s Retained Group business;

(b)	the Proposed Spin-off could better reflect the value of the T-Head Group on its own merits, and investors would be able to appraise and assess the performance and potential of T-Head separately and distinctly from those of the Retained Group;

(c)	T-Head’s business may attract investors seeking dedicated exposure to its business, while the Retained Group continues to operate a relatively more diversified business model; and

(d)	the value of the T-Head Group is expected to be enhanced through the Proposed Spin-off which will in turn benefit Alibaba and the Shareholders as a whole, given that a listing on the Hong Kong Stock Exchange will, among other things, (i) enhance T-Head’s standalone profile among its customers, suppliers and potential strategic partners, which will help it to be in a better position to negotiate and solicit more business, and (ii) enable T-Head to directly and independently access both equity and debt capital markets in the future on a standalone basis should the need arise, as well as further enhance its ability to secure bank credit facilities, which allows a more efficient deployment of Alibaba Group’s financial resources.

WAIVER FROM STRICT COMPLIANCE WITH PARAGRAPH 3(F) OF PN15

Pursuant to the requirements under paragraph 3(f) of PN15, a listed company contemplating a spin-off is required to have due regard to the interests of its existing Shareholders by providing them with an assured entitlement to the shares of the spun-off entity, either by way of a distribution in specie of existing shares in the spun-off entity or by way of preferred application in any offering of existing or new shares in the spun-off entity.

The Company has applied for, and the Hong Kong Stock Exchange has granted, a waiver from strict compliance with the requirement that the Shareholders be provided an assured entitlement to T-Head’s H Shares (as set out under paragraph 3(f) of PN15) (the “Waiver”) on the following basis that includes but is not limited to: (a) the extensive endeavor and substantial costs for providing the assured entitlement by way of distribution in specie or preferred application in any offering would be disproportionate or excessive to the benefits of the Company’s shareholders conferred by the assured entitlement, as U.S. securities laws would require T-Head to conduct a public offering in the United States and thereby require T-Head to file a registration statement with the SEC under U.S. securities laws, among other procedures, that would be unduly burdensome; (b) a distribution in specie of T-Head’s H Shares would be unduly burdensome and impracticable due to the PRC legal and operational restrictions applicable to T-Head as a company established under the laws of the PRC and the Company as a dual listed company, including but not limited to the lock-up on existing shares issued prior to the Global Offering under the PRC laws; (c) it would be unduly burdensome and not practically necessary to seek Shareholders’ approval to waive the assured entitlement as set out in paragraph 3(f) of PN15; and (d) the Proposed Spin-off is insignificant to the Company and its Shareholders with reference to the Company’s total assets, revenue and net income.

The Board is of the view that the Proposed Spin-off and the Waiver are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

IMPLICATIONS UNDER THE LISTING RULES

Details in respect of the Proposed Spin-off, including the size and structure of the Global Offering and the extent of the decrease in the Company’s shareholding percentage in T-Head, have not yet been finalized.

As it is expected that the highest of the applicable percentage ratios (as defined in the Listing Rules) in respect of the Proposed Spin-off would be less than 5%, the Proposed Spin-off, if it proceeds, would not constitute a discloseable transaction for the Company under the Listing Rules. It is also expected that the Proposed Spin-off, if materializes, will not affect the Company’s dual primary listing status on the Hong Kong Stock Exchange and the NYSE.

The Company will comply with the applicable requirements under the Listing Rules and make further announcement(s) in relation to the Proposed Spin-off as and when appropriate.

The Proposed Spin-off is subject to, among other things, the obtaining of approvals from the Listing Committee of the Hong Kong Stock Exchange for the listing of, and permission to deal in, T-Head’s H Shares, the completion of the filing with the China Securities Regulatory Commission for the listing and offering of T-Head’s H Shares, and the final decisions of the Company and T-Head. There is no assurance that the Proposed Spin-off will take place or as to when it may take place. Shareholders and potential investors of the Company should therefore exercise caution when dealing in or investing in the securities of the Company.

SAFE HARBOR STATEMENT

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “propose,” “anticipate,” “future,” “aim,” “estimate,” “intend,” “seek,” “plan,” “believe,” “potential,” “continue,” “ongoing,” “target,” “guidance,” “would,” “could,” “should,” “is/are likely to” and similar statements. In addition, statements that are not historical facts, including statements about the expected size of the Proposed Spin-off, the expected timing of the Proposed Spin-off and whether or not the Proposed Spin-off will be completed, and any potential benefits of the Proposed Spin-off, are or contain forward-looking statements. Alibaba may also make forward-looking statements in its periodic reports to the SEC, in announcements made on the website of Hong Kong Stock Exchange, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding these risks and other risks is included in Alibaba’s filings with the SEC and announcements on the website of the Hong Kong Stock Exchange. All information provided in this announcement is as of the date of this announcement and are based on assumptions that we believe to be reasonable as of this date, and Alibaba does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

DEFINITIONS

In this announcement, the following expressions shall have the meanings set out below unless the context requires otherwise:

“Board”	the board of directors of the Company

“Company”, “Alibaba” or “Alibaba Group”	Alibaba Group Holding Limited, an exempted company incorporated in the Cayman Islands with limited liability on June 28, 1999, the American depositary shares (each representing eight (8) ordinary shares) of which are listed on the NYSE under the symbol “BABA”, and the shares of which are listed on the Main Board of the Hong Kong Stock Exchange (stock codes: 9988 (HKD counter) and 89988 (RMB counter))

“Global Offering”	the offer of T-Head H Shares for subscription by the public in Hong Kong and the placing of T-Head H Shares to institutional and professional investors

“Group”	the Company, its subsidiaries and consolidated affiliated entities, from time to time

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Listing Rules”	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange, as amended or supplemented from time to time

“NYSE”	the New York Stock Exchange

“PN15”	Practice Note 15 of the Listing Rules

“PRC”	the People’s Republic of China which, for the purpose of this announcement only, does not include Hong Kong, the Macau Special Administrative Region and Taiwan Region

“Proposed Spin-off”	the proposed spin-off of T-Head by way of a separate listing of the T-Head H Shares on the Main Board of the Hong Kong Stock Exchange

“Retained Group”	the Group, excluding the T-Head Group

“SEC”	the Securities and Exchange Commission of the United States of America

“Share(s)”	the ordinary share(s) in the share capital of the Company

“Shareholder(s)”	the shareholder(s) of the Company

“subsidiary(ies)”	has the meaning ascribed to it under the Listing Rules

“T-Head”	T-Head (Shanghai) Technology Co., Ltd.* (平頭哥(上海)技術股份有限公司), a company established under the laws of the PRC, which has been converted into a joint stock company with limited liability, and a wholly-owned subsidiary of the Company as at the date of this announcement

“T-Head Group”	T-Head and its subsidiaries

“T-Head H Shares”	the H shares in the share capital of T-Head which are to be subscribed for and traded in Hong Kong dollars and listed on the Hong Kong Stock Exchange

“U.S.” or “United States”	the United States of America

“U.S. Securities Act”	United States Securities Act of 1933, as amended

“%”	Per cent.

By order of the Board

Alibaba Group Holding Limited
Kevin Jinwei ZHANG

Secretary

Hong Kong, November 10, 2026

As at the date of this announcement, our board of directors comprises Mr. Joseph C. TSAI as the chairman, Mr. Eddie Yongming WU, Mr. J. Michael EVANS and Ms. Maggie Wei WU as directors, and Mr. Jerry YANG, Ms. Wan Ling MARTELLO, Mr. Weijian SHAN, Ms. Irene Yun-Lien LEE, Mr. Albert Kong Ping NG and Mr. Kabir MISRA as independent directors.